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VIA EDGAR

July 19, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 47

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”), Post-Effective Amendment No. 47 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485 under the 1933 Act and for the sole purpose of adding nine (9) new funds to the Trust: iShares Lehman Short Treasury Bond Fund, iShares Lehman 3-7 Year Treasury Bond Fund, iShares Lehman 10-20 Year Treasury Bond Fund, iShares Lehman 1-3 Year Credit Bond Fund, iShares Lehman Intermediate Credit Bond Fund, iShares Lehman Credit Bond Fund, iShares Lehman Intermediate Government/Credit Bond Fund, iShares Lehman Government/Credit Bond Fund and iShares Lehman MBS Fixed-Rate Bond Fund (each a “Fund,” and collectively, the “Funds”).

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The iShares Lehman Short Treasury Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the short-term sector of the United States Treasury market as defined by the Lehman Brothers Short U.S. Treasury Index. The Index measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of between 1 and 12 months. Component securities include all publicly issued, U.S. Treasury securities that have a remaining maturity of between 1 and 12 months, are rated investment grade, and have more than $250 million or more of outstanding face value.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

The iShares Lehman 3-7 Year Treasury Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the intermediate-term sector of the United States Treasury market as defined by the Lehman Brothers 3-7 Year U.S. Treasury Index. The Index measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to 3 years and less than 7 years. Component securities include all publicly issued, U.S. Treasury securities that have a remaining maturity of greater than or equal to 3 years and less than 7 years, are rated investment grade, and have $250 million or more of outstanding face value.

The iShares Lehman 10-20 Year Treasury Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the long-term sector of the United States Treasury market as defined by the Lehman Brothers 10-20 Year U.S. Treasury Index. The Index measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of greater than or equal to 10 years and less than 20 years. Component securities include all publicly issued, U.S. Treasury securities that have a remaining maturity of greater than or equal to 10 years and less than 20 years, are rated investment grade, and have $250 million or more of outstanding face value.

The iShares Lehman 1-3 Year Credit Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the investment grade credit sector of the United States bond market as defined by the Lehman Brothers 1-3 Year U.S. Credit Index. The Index measures the performance of investment grade corporate debt and sovereign, supranational, local authority and non-U.S. agency bonds that are U.S. dollar denominated and have a remaining maturity of greater than or equal to 1 year and less than 3 years. Component securities include investment grade U.S. credit securities that have a remaining maturity of greater than or equal to 1 year and less than 3 years, are rated investment grade, and have more than $250 million or more of outstanding face value.

The iShares Lehman Intermediate Credit Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the investment grade credit sector of the United States bond market as defined by the Lehman Brothers Intermediate U.S. Credit Index. The Index measures the performance of investment grade corporate debt and sovereign, supranational, local authority and non-U.S. agency bonds that are U.S. dollar denominated and have a remaining maturity of greater than or equal to 1 year and less than 10 years. Component securities include investment grade U.S. credit securities that have a remaining maturity of greater than or equal to 1 year and less than 10 years, are rated investment grade, and have more than $250 million or more of outstanding face value.

The iShares Lehman Credit Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the investment grade credit sector of the United States bond market as defined by the Lehman Brothers U.S. Credit Index. The Index measures the performance of investment grade corporate debt and sovereign, supranational, local authority and non-U.S. agency bonds that are U.S. dollar denominated and have a remaining maturity of greater than or equal to 1 year. Component securities include investment grade U.S. credit securities that have a remaining maturity of greater than or equal to 1 year, are rated investment grade, and have more than $250 million or more of outstanding face value.

The iShares Lehman Intermediate Government/Credit Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the investment grade credit sector of the United States bond market and the total United States Treasury market as defined by the Lehman Brothers Intermediate U.S. Government/Credit Index. The Index measures the performance of U.S. dollar denominated U.S. Treasuries, investment grade government-related (i.e., U.S. and foreign agencies, sovereign, supranational and local authority debt), and investment grade U.S. corporate securities that have a remaining maturity of greater than or equal to 1 year and less than 10 years. Component securities include investment grade U.S. government and U.S. credit securities that have greater than or equal to 1 year and less than 10 years remaining to maturity, are rated investment grade, and have more than $250 million or more of outstanding face value.

The iShares Lehman Government/Credit Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the investment grade U.S. government and U.S corporate securities of the U.S. bond market as defined by the Lehman Brothers U.S. Government/Credit Index. The Index measures the performance of U.S. dollar denominated U.S. Treasuries, investment grade government-related (i.e., U.S. and foreign agencies, sovereign, supranational and local authority debt), and investment grade `U.S. corporate securities that have a remaining maturity of greater than or equal to 1 year. Component securities include investment grade U.S. government and U.S. credit securities that have greater than or equal to 1 year remaining to maturity, are rated investment grade, and have more than $250 million or more of outstanding face value.

The iShares Lehman MBS Fixed-Rate Bond Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the investment grade agency mortgage-backed securities sector of the United States as defined by the Lehman Brothers U.S. MBS Fixed-Rate Index. The Index measures the performance of investment grade fixed rate mortgage-backed pass-through securities of Ginnie Mae (“GNMA”), Fannie Mae (“FNMA”), and Freddie Mac (“FHLMC”). Component securities include securities issued by GNMA, FHLMC, and FNMA that have 30-, 20-, 15-year and balloon securities that have a remaining maturity of at least 1 year, are investment grade, and have more than $250 million or more of outstanding face value.

(2) Material Changes from Recent Filings

Each Fund’s description of its investment strategy (i.e., each Fund tracks a specific benchmark) and risk factors.

(3) Problem Areas Warranting Special Attention None.

(4) Portions of Prior Filings Similar to, or Precedent For, the Current Filing

The Portfolio’s descriptions of its shares, investment manager and other attributes under the headings “Details on Management and Operations - Management,” “Details on Buying and Selling Shares of the Fund - Shareholder Information,” “Details on Buying and Selling Shares of the Fund - Distribution,” included in the Prospectus and under the headings “Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Management - Investment Adviser,” “Management - Code of Ethics,” “Management - Administrator, Custodian and Transfer Agent,” “Management - Distributor,”

“Brokerage Transactions,” “Taxes,” “Determination of NAV,” “Dividends and Distribution,” “Financial Statements,” “Miscellaneous Information - Counsel” and “Miscellaneous Information - Independent Registered Public Accounting Firm” included in the Statement of Additional Information are substantially similar to the corresponding descriptions contained in the Prospectus and Statement of Additional Information of iShares Lehman 1-3 Year Treasury Bond Fund, iShares Lehman 7-10 Year Treasury Bond Fund, iShares Lehman 20+ Year Treasury Bond Fund, iShares Lehman TIPS Bond Fund, iShares Lehman Aggregate Bond Fund and iShares GS $ InvesTop™ Corporate Bond Fund, included in the Post-Effective Amendment No. 45 filed pursuant to Rule 485 on behalf of iShares Trust, which was filed on June 28, 2006.

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984)